EXHIBIT 99.8

Media Release
Rio Tinto donates A$1.5 million to support Qld and NT communities impacted by Severe Tropical Cyclone Narelle and recent widespread flooding
21 April 2026

MELBOURNE, Australia--(BUSINESS WIRE)-- Rio Tinto will donate A$1.5 million to support disaster relief efforts for communities in Queensland and the Northern Territory impacted by Severe Tropical Cyclone Narelle and recent widespread flooding, while also supporting longer-term preparedness and resilience for future emergencies.
Rio Tinto will provide A$1 million to assist in Queensland and help Australian Red Cross and the State Emergency Service provide response and preparedness efforts for extreme weather events.
The company will also contribute A$500,000 to assist in the Northern Territory to support preparedness efforts through Australian Red Cross.
Rio Tinto Aluminium Pacific Operations Managing Director Armando Torres said: “We have all seen the destructive force of Severe Tropical Cyclone Narelle and the impacts of damaging floods on communities in Queensland and the Northern Territory in recent weeks.
"These donations will help people and businesses, while also strengthening preparedness and resilience for future events.
“As a nation, we are incredibly fortunate to have organisations such as the State Emergency Service and Australian Red Cross, who provide much-needed support to communities badly impacted by natural disasters and to help those in times of crisis.
"We are proud to support these trusted organisations to deliver critical relief and resilience services and to bolster preparedness for future weather events."
To further assist, Rio Tinto will match any employee donations to these relief efforts.
The donations are part of Rio Tinto’s disaster response program, which provides support in times of need to communities where the company operates, and helping build long-term resilience to future natural disasters.

View source version on businesswire.com: https://www.businesswire.com/news/home/20260420348963/en/

Media Release

Contacts
Please direct all enquiries to media.enquiries@riotinto.com

Media Relations, United Kingdom Matthew Klar M +44 7796 630 637 David Outhwaite M +44 7787 597 493	Media Relations, Australia Matt Chambers M +61 433 525 739 Alyesha Anderson M +61 434 868 118 Rachel Pupazzoni M +61 438 875 469 Bruce Tobin M +61 419 103 454	Media Relations, Canada Vanessa Damha M +1 514 715 2152 Malika Cherry M +1 418 592 7293 Media Relations, US & Latin America Jesse Riseborough M +1 202 394 9480
Investor Relations, United Kingdom Rachel Arellano M +44 7584 609 644 David Ovington M +44 7920 010 978 Laura Brooks M +44 7826 942 797 Weiwei Hu M +44 7825 907 230	Investor Relations, Australia Tom Gallop M +61 439 353 948 Eddie Gan-Och M +61 477 599 714
Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885	Rio Tinto Limited Level 43, 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404

riotinto.com